SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2011

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM ACQUIRES THE POLYPROPYLENE (PP) BUSINESS OF DOW BECOMING THE LEADER IN THE US PP MARKET

São Paulo, Brazil, July 27, 2011 – BRASKEM S.A. (BM&FBovespa: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK), the leading resin producer in the Americas announced the acquisition of the Polypropylene Business (“Business”) from The Dow Chemical Company (“Dow”) for US$323 million. This transaction represents an important step in Braskem’s growth strategy in the Americas and also consolidates its PP leadership in the US.

The Business has total annual polypropylene production capacity of 1,050 thousand tons, with four industrial plants in the US and Germany. The two plants located in the US, at Freeport and Seadrift, TX, add up to 505 thousand tons, increasing Braskem’s PP capacity by 50% in the region. The two plants located in Germany, at the petrochemical complexes of Wesseling and Schkopau, have annual capacity of 545 thousand tons of PP.

“The acquisition of Dow’s PP assets positions Braskem as the leading producer of polypropylene in the US, the world’s largest thermoplastic resin market, and it also enhances our current position in Europe, an important market for our biopolymers strategy, said Braskem’s CEO Carlos Fadigas.

“In addition, as our 2nd acquisition in the US, this transaction will enable Braskem to capture approximately US$140 million in synergies (net present value) through a more diversified portfolio, a more leveraged fixed cost base and working capital, logistics and supply optimization”, he also said.

The closing of this transaction is expected to happen by the end of the third quarter 2011 pending regulatory approvals.

In this acquisition, Braskem engaged HSBC as financial advisor and Skadden, Arps, Slate, Meagher & Flom as legal advisor.

More information can be obtained from Braskem’s Investor Relations Department by telephone +55 (11) 3576-9531 or by e-mail braskem-ri@braskem.com.br.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2011
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.